SECURI 06005040 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52813

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALMAX FINANCIAL SOLUTIONS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 VAN SYCKLE'S ROAD
(No. and Street)

CLINTON (City) NEW JERSEY (State) 08809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK C SCHULTZ 800-966-6664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIZZELL, KAFAFIAN, DEVRIES & CO LLC
(Name – *if individual, state last, first, middle name*)

280 NEWTON SPARTA ROAD (Address) NEWTON (City) NEW JERSEY (State) 07860 (Zip Code)

PROCESSED MAR 17 2006 THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 27 2006 WASH. D.C. 185 PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK C. SCHULTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALMAX FINANCIAL SOLUTIONS, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark C. Schultz
Signature

MANAGING MEMBER
Title

Linda H. Payne
Notary Public

LINDA H. PAYNE
Notary Public - New Jersey
Hunterdon County
My Commission Expires June 17, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALMAX FINANCIAL SOLUTIONS, L.L.C.
TABLE OF CONTENTS
December 31, 2005

FRIZZELL, KAFAFIAN, DE VRIES & COMPANY, LLC
ACCOUNTANTS, AUDITORS AND CONSULTANTS

Independent Auditor's Report

To the Member of
AlMax Financial Solutions, L.L.C.

We have audited the accompanying statement of financial condition of AlMax Financial Solutions, L.L.C. (The "Company") (a single member New Jersey limited liability company), as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AlMax Financial Solutions, L.L.C. as of December 31, 2005, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Frizzell Kafafian DeVries + Co. LLC

Newton, New Jersey
January 26, 2006

TWO-EIGHTY NEWTON-SPARTA ROAD, SUITE ONE, NEWTON, NJ 07860
Tel 973.383.7969 Fax 973.383.1847

Exhibit A

ALMAX FINANCIAL SOLUTIONS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

ASSETS:	
Current assets	
Cash & cash equivalents	$ 8,165
Trading securities	14,474
Commissions receivable	9,506
Total Current Assets	$ 32,145

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 14,157
Total Current Liabilities	14,157
MEMBER'S EQUITY	17,988
Total Liabilities and Member's Equity	$ 32,145

The accompanying notes are an integral part of these financial statements.

Exhibit B

ALMAX FINANCIAL SOLUTIONS, L.L.C.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

REVENUE:	
Commission revenue	$ 218,181
Investment income	448
Realized loss on trading securities	(430)
Unrealized loss on trading securities	(161)
Total Revenue	218,038
EXPENSES:	
Commissions	174,132
Consulting fees	15,195
Professional fees	6,286
Registration fees and assessments	5,306
Insurance	2,273
Other administrative expenses	19,684
Total Expenses	222,876
Net loss	$(4,838)

The accompanying notes are an integral part of these financial statements.

Exhibit C

ALMAX FINANCIAL SOLUTIONS, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2005

Member's Equity, Beginning of Year	$ 22,826
Net Loss	(4,838)
Member's Equity, End of Year	$ 17,988

The accompanying notes are an integral part of these financial statements.

ALMAX FINANCIAL SOLUTIONS, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash Flows Utilized by Operating Activities

Net loss	$(4,838)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Realized loss	430
Unrealized loss	161
Decrease (Increase) in:	
Commissions receivable	(5,425)
Trading securities	(449)
Increase (decrease) in:	
Accounts payable and accrued expenses	(17,567)
Net Cash Used in Operating Activities	(27,688)

Cash Flow From Investing Activities

Net Decrease in Cash & Cash Equivalents	(27,688)
Cash & Cash Equivalents - Beginning of year	35,853
Cash & Cash Equivalents - Ending	$ 8,165

Supplemental Disclosure of Cash Flow Information

There was no interest paid during the year ended December 31, 2005.

The accompanying notes are an integral part of these financial statements.

ALMAX FINANCIAL SOLUTIONS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - GENERAL BUSINESS:

AlMax Financial Solutions, L.L.C. (The "Company") (a single member New Jersey limited liability company) was formed in the State of New Jersey on May 4, 2000, for the purpose of marketing mutual funds, variable annuities, and life insurance products. The Company will be dissolved by December 31, 2025; unless otherwise terminated as provided for in the Company's operating agreement. Under the laws of the State of New Jersey, the liability of the Company's member is limited to his investment in the Company. The Company's registration as a broker-dealer with the Securities and Exchange Commission became effective December 20, 2000. The Company serves as placement agent for such products. As a placement agent, the Company does not receive funds, but rather funds are transmitted directly by mutual fund purchasers to the issuers' escrow agents or transfer agents. The Company's headquarters are located in Clinton, New Jersey and is licensed to do business in eleven states.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company reports its financial statements on the accrual basis of accounting.

Revenue Recognition
The Company recognizes revenue when earned based upon their contractual obligations with mutual funds and insurance companies. Some contracts may contain a six month to one year charge back period for canceled contracts. Management believes any such charge backs are insignificant and has not provided any allowance for such charge backs.

Commissions
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Accounts Receivable
The Company's commissions receivable consist principally of commissions due from issuers of mutual funds and variable annuities. Management periodically assesses the collectibility of accounts receivable based upon the financial strength of the issuers of mutual funds and variable annuities. Management believes no allowance for doubtful accounts is required as of December 31, 2005.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not take possession of customers' securities or commodities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Trading Securities

Under SFAS 115, securities bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are stated at market value with unrealized gains and losses recognized currently in income from operations.

Income Taxes

The Company is a disregarded entity for income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the member in his individual return. The member may make substantial capital withdrawals periodically to pay his personal income tax liabilities.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. At December 31, 2005, the Company had net capital of $ 15,467, which was $ 10,467 in excess of its required net capital of $5,000. The Company's net capital ratio was .92 to1.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt under Section K(1) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and commissions receivable. The Company places its cash and cash equivalents with quality financial institutions. At times, such cash equivalents may be in excess of the FDIC insurance limit, or in some

NOTE 5 - CONCENTRATION OF CREDIT RISK (CONTINUED):

cases, may be completely uninsured. The Company believes no significant concentration of credit risk exists with respect to its cash, cash equivalents and commissions receivable. It is not the Company's policy to require collateral for receivables outstanding.

During the year ended December 31, 2005, 90% of commission revenue was derived from one major source. Included in commissions receivable from the source was $ 7,627 as of December 31, 2005.

NOTE 6 - TRADING SECURITIES:

Trading securities are stated at readily determinable fair value and are comprised of mutual funds with various underlying holdings as of December 31, 2005. The cost, unrealized appreciation, and fair market value are summarized as follows:

Cost	$ 14,579
Unrealized appreciation	(105)
Fair value	$ 14,474

NOTE 7 - RELATED PARTY TRANSACTIONS:

Effective August 15, 2003, the Company entered into a reimbursement agreement with Your Money Matters, Inc. (YMMI), an entity wholly owned by the member. The agreement calls for the Company to reimburse YMMI for certain expenses that YMMI incurs on behalf of the Company. The agreement had an initial term of one year and is subject to automatic renewal until canceled by either party. The Company shall reimburse YMMI $297 per month, payable monthly in advance. The cumulative expenses incurred for liability insurance, workers' compensation, postage, supplies and utilities amounted to $ 2,376 for the year ended December 31, 2005. This agreement was canceled effective August 31, 2005.

Effective August 15, 2003, the Company entered into an office and service administrative agreement with Investment Capital Management, Inc. ("ICM"), an entity wholly owned by the member. The agreement calls for ICM to undertake the performance of certain administrative functions such as office and secretarial services, accounting oversight, use of office facilities and equipment, health insurance and related employee benefits, liability insurance and other indirect expenses of operations. The agreement has an initial term of one year and is subject to automatic renewal unless canceled by either party. Under the agreement, the Company agrees to pay ICM a proportional allocation service fee of $ 1,919 per month, payable in advance. ICM may also bill the Company for other overhead costs as determined by ICM. The expenses incurred under this agreement amounted to $ 15,352 for the year ended December 31, 2005. This agreement was canceled effective August 31, 2005.

NOTE 7 - RELATED PARTY TRANSACTIONS (CONTINUED):

Effective September 1, 2005 the company entered into a lease agreement with Mark and Tracey Schultz. The lease calls for a monthly rental of $400, payable monthly. The agreement provides for all utilities including phone service, copy services, fax service and computer services. The agreement has an initial term of one year and is subject to automatic renewal unless canceled by either party. The expenses under this agreement amounted to $1,600 for the year ended December 31, 2005.

Schedule 1

ALMAX FINANCIAL SOLUTIONS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year ended December 31, 2005

Net Capital:	
Total member's equity	$ 17,988
Deduct member's equity not allowable	-
Total member's equity qualified for net capital	17,988
Deductions and/or charges:	
Non-allowable assets:	
Commission receivable from variable annuities and asset based fees	2,232
Net capital before haircuts on security positions (tentative net capital)	15,756
Haircuts on securities	
Other securities	289
Net capital	$ 15,467
Aggregate indebtedness:	
Items included in balance sheet:	
Accounts payable and accrued expenses	$ 14,157
Total aggregate indebtedness	$ 14,157
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1000% (net capital less 10% of Aggregate indebtedness)	$ 14,051
Ratio: Aggregate indebtedness to net capital	.92
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004)	
Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 21,417
Audit adjustments to net capital:	
Accrue professional fees	5,950
Net capital per above	$ 15,467

See independent auditors' report

ALMAX FINANCIAL SOLUTIONS, L.L.C.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER ROLE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
For the Year ended December 31, 2005

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

   None.

2. Customers' fully paid securities and excess margin securities of which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags; which result from normal business operations" as permitted under Rule 15c3-3.

   None

FRIZZELL, KAFAFIAN, DE VRIES & COMPANY, LLC

ACCOUNTANTS, AUDITORS AND CONSULTANTS

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Member of
AlMax Financial Solutions, L.L.C.

In planning and performing our audit of the financial statements of AlMax Financial Solutions, L.L.C., for the year ended December 3, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by AlMax Financial Solutions, L.L.C. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or the effectiveness of the design and operation my deteriorate.

TWO-EIGHTY NEWTON-SPARTA ROAD, SUITE ONE, NEWTON, NJ 07860
Tel 973.383.7969 Fax 973.383.1847

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frizzell Kafafian De Vries & Co, LLC

Newton, New Jersey
January 26, 2006